Mail Stop 3561

April 29, 2008

Mr. Tong Liu
Chief Executive Officer
American Business Holdings, Inc.
No. 194, Guogeli Street, Harbin
Heilongjiang Province, China 150001

> **Re:** **American Business Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 17, 2008**
> **File No. 333-132429**

Dear Mr. Liu:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant